

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Paul McDonough
Chief Financial Officer
CNO Financial Group, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

      Re: CNO Financial Group, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2022
            Filed February 24, 2023
            File No. 001-31792

Dear Paul McDonough:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance